January 28, 2011

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010
Attn: Larry Spirgel, Assistant Director

RE: AZZ incorporated
Form 10-K for the Fiscal Year Ended February 28, 2010
Filed may 12, 2010
Definitive Proxy Statement
Filed June 1, 2010
Form 10-Q for the Period Ended August 31, 2010
Filed October 1, 2010
File No. 001-12777

AZZ incorporated (the “Company” or “AZZ”) provides the following response to the comment letter dated January 14, 2011 of the Staff of the Securities and Exchange Commission (the “Letter”) concerning the Company’s Form 10-K for the fiscal year ended February 28, 2010 (the “Form 10-K”), the Definitive Proxy Statement on Schedule 14A for the Company’s 2010 annual shareholders’ meeting (the “Proxy Statement”) and the Company’s Form 10-Q for the fiscal quarter ended August 3, 2010.

AZZ has the following responses to the comment letter received from the Staff.
Form 10-K for the Fiscal Year Ended February 28, 2010
Item 1, Business, page 1
Electrical and Industrial Products Segment, page 1
1. Provide all of the revenue information required by Item 101(d) of Regulation S-K. You provided international sales data for only your last fiscal year.

RESPONSE: As noted in the Form 10-K, during the Company’s fiscal year ended February 28, 2010, the Electrical and Industrial Products Segment had international sales of $43.6 million, or 21% of this segment’s total revenues of $203.5 million. During the fiscal years ended February 28, 2009 and February 29, 2008, the Electrical and Industrial Products Segment had international sales of $50 million and $38.2 million, respectively, and international sales comprised approximately 21% and 20%, respectively, of this segment’s total revenues.

Item 7. Management’s Discussion and Analysis of Financial Condition and results of Operation, page 14

2.       Expand your overview section to provide a more robust executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned when evaluating the company’s financial condition and operating results. A good introduction or overview would:

•        include economic or industry-wide factors relevant to the company. We note, for example, that historically revenues from your galvanizing services segment follow closely the condition of the industrial sector of the general economy;

•

to the extent necessary or useful to convey this information, discuss the company’s principal line(s) of business, location or locations of operations, and principal products and services (but an introduction should not merely duplicate disclosure in the description of business section); and

•

provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term, as well as the actions they are taking to address those opportunities, challenges, and risks. For example, you might discuss backlog trends in your electrical and industrial products segment. As another example, you might discuss your stated strategy to continue the geographic expansion of your galvanizing services segment through acquisitions.

•

For more information, refer to Part III.A of the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, dated December 29, 2003).

RESPONSE: The Company has noted the Staff’s comments and in future Annual Reports on Form 10-K will expand its overview section to provide a more robust executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned when evaluating the Company’s financial condition and operating results during the fiscal year for which the Company is filing such Annual Report on Form 10-K.

Liquidity and Capital resources, page 19

3.	Expand your current disclosure to provide a discussion of long-term liquidity. Note that we consider long-term liquidity to be the period of time in excess of the next 12 months. See Instruction 5 to Item 303(a) of Regulation S-K.

RESPONSE: The Company has noted the Staff’s comments and in future Annual Reports on Form 10-K will include an expanded discussion of long-term liquidity.

Definitive Proxy Statement

Potential Payments Upon Termination or Change of Control, page 29

4.	Include as exhibits your employment agreements with Messrs. Dingus and Perry and the respective change of control agreements for your named executive officers. Briefly describe the material terms of the employment agreements referenced above. See Item 601(b)(10) of Regulation S-K.

RESPONSE: The employment agreement with Mr. Dingus and the first amendment thereto were filed with the SEC as Exhibits 10(11) and 10(12), respectively, to the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2002, and the second amendment to such employment agreement was filed with the SEC as Exhibit 10(33) to the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2003. The employment agreement with Mr. Perry and the first amendments thereto were filed with the SEC as Exhibits 10(13) and 10(14), respectively, to the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2002, and the second amendment to such employment agreement was filed with the SEC as Exhibit 10(34) to the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2003. The change of control agreement with Mr. Dingus was filed with the SEC as Exhibit 10(19) to the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2002, and, as discussed on page 30 of the Proxy Statement, the change of control agreement with Mr. Perry is identical (with the exceptions of names and titles) to the change of control agreement with Mr. Dingus. A copy of the change of control agreement with Mr. Perry is attached hereto as Exhibit A. The form of change of control agreement that has been entered into by all of the Company’s other named executive officers was filed with the SEC as Exhibit 10(18) to the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2002. The Company has furnished on pages 29 through 36 of the Proxy Statement all material information regarding such employment agreements and change of control agreements that is required to be provided pursuant to Item 402(j) of Regulation S-K.

In future Annual Reports on Form 10-K, the Company will file as exhibits all employment agreements, change of control agreements and amendments thereto to the extent such is required by Item 601(b)(10) of Regulation S-K.

Form 10-Q for the Period Ended August 31, 2010

Item 1. Legal Proceedings, page 22

5.	We are unable to find the memorandum of understanding with plaintiffs from the North American Galvanizing & Coatings, Inc. stockholder complaint. Please file this agreement promptly, or tell us why it need not be filed.

RESPONSE: The Company has attached the Memorandum of Understanding related to the settlement of certain litigation regarding its acquisition of North American Galvanizing & Coatings, Inc. (the “MOU”) as Exhibit (a)(5)(A) to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by the Company with the SEC on June 8, 2010 (the “TO Amendment”). In the TO Amendment, the MOU was incorporated by reference to Exhibit (a)(1)(K) to Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by North American Galvanizing & Coatings, Inc. with the SEC on June 7, 2010. For the Staff’s convenience, the Company has attached a copy of the MOU as Exhibit B to this letter.

AZZ acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filing. AZZ acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing. AZZ also acknowledges that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Dana L. Perry
Dana L. Perry
Senior Vice President, Finance
And Chief Financial Officer

cc:	S. Benton Cantey V, Esq.
Kelly Hart & Hallman LLP
201 Main Street, Suite 2500
Fort Worth, TX 76102

Exhibit A

AZZ incorporated

1300 South University Drive, Suite 200

Fort Worth, Texas 76107

December 18, 2001

Mr. Dana L. Perry

3919 Buena Vista Circle

Granbury, Texas 76049

Dear Mr. Perry:

AZZ incorporated (the “Company”) considers it essential to the best interest of its shareholders to foster the continued employment of key personnel such as yourself (sometimes referred to below as the “Executive”) in the event of a change in control of the Company, whether it be on a friendly or an unfriendly basis. The Company’s Board of Directors (the “Board”) recognizes that the uncertainty which would result from a change in control could cause key management personnel to terminate their employment at a time that their continued employment is especially critical to the Company and its shareholders.

In order to encourage its key management personnel to remain with the Company through a change in control and its aftermath, and in order to encourage their continued attention and dedication and to avoid the distraction that would exist in the absence of financial security, the Company is proposing that it enter into this letter agreement (the “Agreement”) with you under which you will receive certain benefits in the event of a change in control, provided you continue in the employment of the Company for the period set forth below

1. Term of Agreement. This Agreement shall commence on the date hereof and shall continue in effect through March 1, 2002, provided, however, that commencing on March 1, 2002 and each March 1 thereafter, the term of this Agreement shall automatically be extended for one additional year unless, not later than by November 30 of the preceding year, the Company shall have given notice that it does not wish to extend this Agreement and provided, further, that notwithstanding any such notice (the “Notice”) by the Company not to extend, if a Potential Change in Control or a Change in Control of the Company (each as hereinafter defined) shall have occurred during the original or extended term of this Agreement, this Agreement shall continue in effect until the latter of (i) the end of the original or extended term; (ii) nine months beyond the date on which the Potential Change in Control occurred; (iii) twelve months beyond the date on which the Change in Control occurred; (iv) if a Change in Control occurs during the term as extended by (ii) above, twelve months beyond the date on which that Change in Control occurs; or (v) until all payments, if any, required to be made by the Company or otherwise to you under this Agreement shall have been paid in full.

2. Definitions. As used in this Agreement, the following terms shall have the following meanings:

(a)	Cause. A termination shall be for “Cause” if: (i) Executive is convicted of a crime involving moral turpitude or a crime providing for a term of imprisonment in a federal or state penitentiary; or (ii) Executive commits any willful malfeasance or gross negligence in the discharge of duties to the Company or any of its subsidiaries, having a material adverse effect on the Company or any of its subsidiaries, their business or reputation; or (iii) Executive fails to correct within five days after written notice from the Board, any specific failure in performance of the duties of the Executive’s position with the Company.

(b)	Disability. “Disability” shall mean, to the extent permitted by law and subject to the Americans with Disabilities Act or any applicable state or local counterpart, those conditions described in the definition of “disabled” or “disability” under the Company’s long-term disability benefit program.

(c)	Employee Plan. “Employee Plan” shall mean an employee benefit plan of the Company or a trustee or other fiduciary holding securities for such a plan.

(d)	Good Reason. “Good Reason” shall mean, without your express written consent, the occurrence after a Change in Control of the Company of any of the following circumstances unless, in the case of paragraphs A, B, E, F, G, or H, such circumstances are fully corrected within 15 days of notice, which shall be given by the Executive to the Company, of the existence of such a circumstance:

(A)	The assignment of duties to you inconsistent with your present status as Vice President and Chief Financial Officer of the Company (or such other title or titles as you may be holding immediately prior to the Change in Control of the Company) or a substantial adverse alteration in the nature or status of your responsibilities from those in effect immediately prior to the Change in Control of the Company;

(B)	A reduction by the Company in your annual base salary in effect on the date of the Change in Control of the Company;

(C)	The relocation of the Company’s principal executive offices to a location outside of Tarrant County, Texas (or, if different, the metropolitan area in which such offices are located immediately prior to the change in control of the Company) or the Company’s requiring you to be based anywhere other than a site less than thirty (30) miles from the site where you are now principally based except for (i) required travel on Company business to an extent substantially consistent with your present business travel obligations and (ii) proposed relocations of which you have already been informed in writing on or prior to the date of this Agreement or to which you may hereafter consent;

(D)	The failure by the Company, without your consent, to pay to you any portion of your current compensation, after the same shall have become due and payable and within seven (7) days after receipt by the Company of written notice from you specifying that such compensation is due and has not been paid;

(E)	The failure by the Company to continue in effect any compensation plan in which you participate immediately prior to the Change in Control of the Company which is material to your total compensation, unless an equitable arrangement (embodied in an ongoing substitute or alternative plan) has been made with respect to such plan, or the failure by the Company to continue your participation therein on a basis not materially less favorable, both in terms of the amount of benefits provided and the level of your participation relative to other participants, as existed at the time of the Change in Control of the Company;

(F)	The failure of the Company to continue to provide you with benefits substantially similar to those enjoyed by you under the AZZ incorporated Employee Benefit Plan & Trust or under any of the Company’s other deferred compensation plans, life insurance, medical, health and accident, or disability plans in which you were participating at the time of the Change in Control of the Company, the taking of any action by the Company which would directly or indirectly materially reduce any of such benefits or deprive you of any material fringe benefit enjoyed by you at the time of the Change in Control of the Company, or the failure by the Company to provide you with the number of paid vacation days to which you are entitled on the basis of any employment contract with you or years of service with the Company in accordance with the Company’s normal vacation policy for officers in effect at the time of the Change in Control of the Company;

(G)	The failure of the Company to obtain a satisfactory agreement from any successor to assume and agree to perform this Agreement, as contemplated in Section 4 hereof; or

(H)	Any purported termination of your employment by the Company except because of total disability, death or for Cause.

3. Potential Change in Control and Employment Continuation Agreement. For purposes of this Agreement, a “Potential Change in Control of the Company” shall be deemed to be in effect during the period during which (a) the Company has in effect an agreement, consummation of which would result in the occurrence of a Change in Control of the Company; (b) any person (including the Company) publicly announces and is pursuing an intention to take or to consider taking actions which if consummated would constitute a Change in Control of the Company (but only for a period of nine months following such an announcement); (c) any person, other than an Employee Plan, who is or becomes the beneficial owner, directly or indirectly, of 10% or more of the Common Stock then outstanding, increases his beneficial ownership of such securities by 5% or more of the Common Stock then outstanding (but only for a period of nine months following such increase); or (d) the Board has in effect a resolution to the effect that, for purposes of this Agreement, a Potential Change in Control of the Company has occurred. You agree that, subject to the terms and conditions of this Agreement, in the event of a Potential Change in Control of the Company, you will remain in the employment of the Company until the earliest of (i) a date which is nine (9) months after the occurrence of such Potential Change in Control of the Company, (ii) the termination by you of your employment with the Company by reason of death or Disability as defined in Subsection 2(b) or (iii) the occurrence of a Change in Control of the Company in which case your obligation to the Company shall be as set forth in paragraph 4 below.

4. Change in Control and Employment Continuation Agreement.

(a)	No benefit shall be payable hereunder unless there shall have been a change in control of the Company. For the purpose of this Agreement, the term “Change in Control” of the Company shall mean a change in control of a nature that would be required to be reported in response to Item 5(f) of Schedule 14A of Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) provided, however, a change in control shall be deemed to have occurred if: (A) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than a trustee or fiduciary holding securities under an employee benefit plan of the Company, is or becomes the “beneficial owner” (as defined in Rule 13(d)-3 under the Exchange Act), directly or indirectly of securities of the Company representing 35% or more of the combined voting power of the Company’s then outstanding voting securities; (B) there is a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 75% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; or (C) the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets.

(b)	You agree, subject to the terms and conditions contained in this agreement, that in the event of a Change in Control of the Company, you will remain in the employ of the Company for a period of one year from the occurrence of such Change in Control of the Company or, if shorter, until the termination of your employment by reason of (i) your total disability, (ii) death, (iii) termination by the Company for any reason other than for Cause, or (iv) voluntary termination by you for Good Reason. The period from a Change in Control to the earlier of one of the events described in the immediately preceding sentence is hereafter referred to as the “Service Term.”

5. Compensation Following Change in Control. Subject to the terms and conditions of this Agreement, during the period a Potential Change in Control is in effect and following a Change in Control of the Company you shall be entitled to the following benefits:

(a)	If you continue your service as an employee of the Company through the Service Term (i) the Company shall pay you, within 15 days after the expiration of the Service Term, a lump sum cash payment (the “Retention Bonus”) in an amount equal to 2.99 times your “base amount” as that term is used in Section 280G(b)(3) of the Internal Revenue Code of 1986, as amended, and (ii) all options held by you for the purchase of Company shares shall fully vest and become immediately exercisable whether or not you continue in the employ of the Company after the expiration of the Service Term.

(b)	If your employment shall be terminated during a period in which a Potential Change in Control is in effect or before one year following a Change in Control as a result of (i) your death, (ii) total disability, (iii) termination by the Company for any reason, other than for Cause, or (iv) voluntarily by you for Good Reason, the Company shall, in addition to the payment provided for in Section 5(a) pay you your full base salary through the date of termination of your employment at the rate in effect at the time of your termination of employment, plus any other amounts to which you are entitled under any compensation agreement which you might have with the Company, at the time such payments are due and all options held by you for the purchase of Company shares shall fully vest and become immediately exercisable. The payment provided for in Section 5(a) shall be due within 15 days after the date of your termination.

(c)	If your employment shall be terminated before one year following a Change in Control (i) by you for any reason whatsoever other than as a result of your death, total disability or for Good Reason or (ii) by the Company for Cause, the Company shall pay you your full base salary through the date of termination of your employment at the rate in effect at the time of your termination of employment, plus any amounts to which you are entitled under any compensation plan of the Company, at the time such payments are due, but you shall not be entitled to the payment provided for in Section 5(a).

(d)	The Company shall also reimburse to you all legal fees and expenses incurred by you in seeking to obtain or enforce any right or benefit provided by this Agreement.

(e)	You shall not be required to mitigate the amount of any payment provided for in this Section 3 by seeking other employment or otherwise, nor shall the amount of any payment or benefit provided for in this Section 3 be reduced by any compensation earned by you as a result of employment after the Service Term by another employer or otherwise or by retirement benefits earned or paid.

6. Successors. The Company will require any successor (either direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to assume expressly and perform this Agreement. Failure of the Company to obtain such assumption and agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle you to compensation from the Company in the same amount and on the same terms as you would be entitled hereunder following a Change in Control of the Company (except that for purposes of implementing the foregoing, the date on which any such succession becomes effective shall be deemed to be the date on which you become entitled to such compensation from the Company). As used in this Agreement, Company shall mean the Company as hereinbefore defined and any successor to its business or assets.

7. Binding Agreement. This Agreement shall inure to the benefit of and be enforceable by your heirs, personal representatives and assigns. If you should die while any amount would still be payable to you hereunder if you had continued to live, unless otherwise provided herein, such amount shall be paid in accordance with the terms of this Agreement to your heirs, personal representatives or assigns.

8. Notice. Notices and other communications pursuant to this Agreement shall be deemed to have been given if in writing (i) delivered personally or by documented courier or delivery service; or (ii) mailed by registered or certified mail (return receipt requested and postage prepaid) to the following listed persons at the addresses specified below, or to such other persons or addresses as the party entitled to notice shall give, in the manner hereinabove described, to the others entitled to notice:

If to the Executive:

Mr. Dana L. Perry

3919 Buena Vista Circle

Granbury, Texas 76049

If to AZZ incorporated:

AZZ incorporated

1300 South University Drive, Suite 200

Fort Worth, Texas 76107

Attn: President

With a copy to:

Shannon, Gracey, Ratliff & Miller, L.L.P.

3800 Carter Burgess Tower

777 Main Street

Fort Worth, Texas 76102

Attn: Sam Rosen

9. Miscellaneous. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by you and such officer as may be authorized to act on the Company’s behalf. No waiver by either party hereto at any time of any breach by the other party hereto of, or non-compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or other, express or implied, with respect to the subject matter hereof have been made by either party which are not expressly set forth in this Agreement. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Texas. All references to sections of the Exchange Act or to the Internal Revenue Code of 1986, as amended, shall be deemed also to refer to any successor provisions to such sections. Any payments provided for hereunder shall be paid net of any applicable withholding required under federal, state or local law.

10. Validity. The validity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

11. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

12. Arbitration. Any dispute or controversy arising under or in connection with this Agreement shall be settled, at the Company’s expense, exclusively by arbitration in Tarrant County, Texas in accordance with the rules of the American Arbitration Association then in effect. Judgment may be entered on the arbitrator’s award in any court having jurisdiction; provided, however, that the Executive shall be entitled to seek specific performance of his right to be paid up to the end of the Service Term during the pendency of any dispute or controversy arising under or in connection with this Agreement.

If this letter sets forth our agreement on the subject matter hereof, kindly sign and return to the Company the enclosed copy of this letter which will then constitute our agreement on this subject.

Sincerely,

AZZ incorporated

By:	/s/ David H. Dingus
David H. Dingus, President and CEO

Agreed to this 28th day of January, 2002:

EXECUTIVE:

/s/ Dana L. Perry
Dana L. Perry, Vice President-Finance and Chief Financial Officer

Exhibit B

MEMORANDUM OF UNDERSTANDING

WHEREAS, the parties to the action pending in the County Court for Rogers County, Oklahoma (the “Court”), captioned Gibbs v. North American Galvanizing & Coatings, Inc., et al., Case No. CJ-2010-308 (the “Rogers County Action”), the parties to the action pending in the District Court for Tulsa County, Oklahoma, captioned Devivo v. Morrow, et al., Case No. 2010-02551 (the “Tulsa County Action”) and the parties to the consolidated action pending in the Delaware Court of Chancery (the “Delaware Court”), captioned In re N. Am. Galvanizing & Coatings, Inc., S’holders Litig., Consol. C.A. No. 5407-CC (the “Delaware Action” and, together with the Rogers County Action and the Tulsa County Action, the “Actions”), have reached an agreement providing for the settlement of the Actions on the terms and subject to the conditions set forth in this Memorandum of Understanding (the “Memorandum”);

WHEREAS, the Actions are styled as putative class actions by stockholders of North American Galvanizing & Coatings, Inc. (“NGA” or the “Company”), a Delaware corporation, in connection with the proposed acquisition of NGA by AZZ incorporated (“AZZ”), a Texas corporation, and Big Kettle Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and an indirect wholly owned subsidiary of AZZ. The persons or entities named as plaintiffs in the Actions are Barbara Gibbs in the Rogers Country Action, Richard Devivo in the Tulsa County Action, and Morris Ackerman, Gerald Bedow and Carlos Dorta in the Delaware Action (“Plaintiffs”). The persons or entities named as defendants in the Actions are Linwood J. Bundy, Ronald J. Evans, Janice K. Henry, Gilbert L. Klemann, II, Patrick J. Lynch, Joseph J. Morrow and John H. Sununu (such individuals constituting NGA’s Board of Directors (the “Board”)), NGA, AZZ and Merger Sub (the “Defendants”);

WHEREAS, on April 1, 2010, NGA announced that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) with AZZ, and Merger Sub pursuant to which Merger Sub would make a tender offer to purchase for cash all of the outstanding shares of Common Stock of NGA at a price of $7.50 per share (the “Tender Offer”). Upon the terms of the Merger Agreement and subject to the conditions set forth therein, following consummation of the Tender Offer, Merger Sub will be merged with and into NGA, and as a result NGA will continue as an indirect wholly owned subsidiary of AZZ (the “Merger”);

WHEREAS, following announcement of the Merger, NGA and its advisors conducted a “go-shop” process to solicit competing proposals for NGA (the “Go-Shop”);

WHEREAS, on April 13, 2010, April 16, 2010 and May 5, 2010, the complaints in the Delaware Action were filed. The complaints in the Delaware Action assert claims against the Defendants for breach of fiduciary duty and aiding and abetting breach of fiduciary duty in connection with the Merger;

WHEREAS, on April 16, 2010, the complaint in the Rogers County Action was filed. The complaint in the Rogers County Action asserts claims against the Defendants for breach of fiduciary duty and aiding and abetting breach of fiduciary duty in connection with the Merger;

WHEREAS, on April 20, 2010, the complaint in the Tulsa County Action was filed. The complaint in the Tulsa County Action asserts claims against the Defendants for breach of fiduciary duty and aiding and abetting breach of fiduciary duty in connection with the Merger;

WHEREAS, after the conclusion of the Go-Shop, on May 7, 2010, the Company filed with the Securities and Exchange Commission (“SEC”) and disseminated to NGA shareholders a Solicitation/Recommendation Statement on Schedule 14D-9 (the “14D-9”) in connection with the Tender Offer, which recommended that NGA shareholders tender their shares to AZZ. The 14D-9 provided that the Tender Offer would expire on June 7, 2010, at 5 p.m. Central Daylight Saving Time (the “Expiration Date”);

WHEREAS, the Tender Offer was made by Merger Sub on May 7, 2010 upon the terms and subject to the conditions set forth in Merger Sub’s Offer to Purchase dated May 7, 2010, and in the related Letter of Transmittal;

WHEREAS, on May 7, 2010, the Delaware Court entered an Order of Consolidation and Appointment of Lead and Liaison Counsel in the Delaware Action, which consolidated the three complaints filed in the Delaware Action;

WHEREAS, on May 10, 2010, plaintiff in the Rogers County Action filed a Motion for Expedited Discovery (“Motion”), which requested issuance of an order directing defendants to produce certain documents and certain deponents relevant to the Merger;

WHEREAS, on May 18, 2010, plaintiffs in the Delaware Action filed an Amended Complaint asserting claims, among other things, challenging certain disclosures in the 14D-9. On the same day, Plaintiffs in the Delaware Action also filed a Motion for Preliminary Injunction and Motion for Expedited Proceedings;

WHEREAS, on May 19, 2010, the Delaware Court sent a letter informing the parties in the Delaware Action that the Delaware Action appeared to be a case readily amenable to expedition and that the Delaware Court expected the parties to be able to agree to a schedule for expedited proceedings;

WHEREAS, the parties to the Delaware Action thereafter engaged in discussions, among other things, concerning a schedule for the injunction proceedings in the Delaware Action and coordination with the plaintiffs in the Rogers County Action;

WHEREAS, on May 19, 2010, after a hearing, the Court in the Rogers County Action granted the Motion, and directed the Defendants to produce certain corporate documents and communications, and produce for deposition NGA’s Chief Executive Officer (“CEO), Ronald J. Evans (“Evans”) and the person most knowledgeable with AZZ (the “AZZ PMK”), and to attempt to facilitate the deposition of the person most knowledgeable with Stephens, Inc. (“Stephens”), NGA’s financial advisor (the “Stephens PMK”);

WHEREAS, beginning on May 24, 2010, the Defendants began producing the documents ordered by the Court, which document production exceeded 100,000 pages;

WHEREAS, on May 24, 2010, AZZ and Merger Sub filed a motion to dismiss the Delaware Action;

WHEREAS, on May 26, 2010, counsel for plaintiffs in the Delaware Action advised the Delaware Court that plaintiffs in the Delaware Action would coordinate their efforts with plaintiffs in the Rogers County Action and further advised the Delaware Court that plaintiffs in the Delaware Action had withdrawn their motions for expedited proceedings and for a preliminary injunction, without prejudice;

WHEREAS, on May 27, 2010 plaintiff in the Rogers County Action filed a Motion for Temporary Injunction (the “TI Motion”), which was set for hearing by order of the Court on June 4, 2010. On June 3, 2010, by request of the plaintiff in the Rogers County Action, the hearing on the TI Motion was reset for June 7, 2010, to facilitate continuance of the settlement discussions referenced below;

WHEREAS, within the time frame ordered by the Court, Defendants made available for deposition Mr. Evans and the AZZ PMK at certain times and places. On May 31, 2010, the Plaintiffs postponed the deposition of the AZZ PMK, and on June 2, 2010, took the deposition of Mr. Evans. On June 3, 2010, the Plaintiffs took the deposition of the Stephens PMK per subpoena issued on May 27, 2010;

WHEREAS, throughout the discovery process, counsel for Plaintiffs in the Actions (“Plaintiffs’ Counsel”) and counsel for Defendants (“Defendants’ Counsel”) have engaged in arms’ length discussions and negotiations regarding a potential resolution of the claims asserted in the Actions;

WHEREAS, in connection with such discussions and negotiations, Plaintiffs’ Counsel proposed to Defendants’ Counsel various revisions to the Merger Agreement and additional disclosures to be included in a Supplemental 14D-9 (as defined below) to be filed with the SEC (which filing shall constitute adequate dissemination to the NGA stockholders);

WHEREAS, counsel for all parties to the Actions have reached an agreement, set forth in this Memorandum, providing for the settlement of the Actions between and among Plaintiffs, on behalf of themselves and the putative Settlement Class (as defined below), and Defendants, on the terms and subject to the conditions set forth below (the “Settlement”);

WHEREAS, Defendants have consented to the conditional certification of the Rogers County Action as a class action pursuant to 12 Okl. St. §2023 for settlement purposes only, as defined in ¶10(a) below;

WHEREAS, Plaintiffs’ Counsel, taking into consideration the strengths and weaknesses of their claims, have determined that the Settlement is fair, reasonable, adequate, and in the best interests of Plaintiffs and the putative Settlement Class (as defined below); and

WHEREAS, each Defendant denies all allegations of wrongdoing, fault, liability or damage to Plaintiffs and the putative Settlement Class (as defined below), he, she or it breached any duty, violated any law, aided and abetted any breach of duty or violation of law, or engaged in any wrongful acts alleged in the Actions, and expressly maintains that he, she or it diligently and scrupulously complied with any applicable fiduciary, disclosure and other legal duties and believes the Actions have no merit, but wishes to settle the Actions on the terms and conditions stated in this Memorandum in order to eliminate the burden, expense inconvenience and distraction of further litigation, and to put the Released Claims (as defined below) to rest, without in any way acknowledging any wrongdoing, fault, liability or damage to Plaintiffs or the putative Settlement Class (as defined below); and

WHEREAS, Defendants specifically deny that any applicable rule, statute, regulation or law requires any further supplemental disclosure or any other settlement consideration, but have agreed in principle to the settlement set forth herein to avoid further delay and the substantial burden, expense, risk, inconvenience and distraction of continued litigation, and to fully and finally resolve the settled claims;

NOW, THEREFORE, as a result of the foregoing and the negotiations among counsel for the parties, the parties to the Actions have agreed to settle the Actions (subject to approval of the Court) on the following terms:

1. Defendants will provide additional disclosures agreed upon with Plaintiffs, in the Supplemental 14D-9 to be filed with the SEC on or about June 8, 2010, and neither Plaintiffs nor Plaintiffs’ Counsel will seek additional disclosure as a condition of this Settlement.

2. NGA will agree to release the potential bidders who entered into confidentiality and standstill agreements with the Company as part of the Go-Shop of their standstill obligations.

3. Defendants have agreed that they will not assert that a stockholder’s demand for appraisal is not timely under Section 262 of the DGCL if such stockholder who otherwise satisfies the requirements of Section 262 submits a written demand for appraisal within 30 calendar days of the special meeting of stockholders held to adopt the Merger Agreement

(with any such deadline being extended to the following business day should be the 30th day fall on holiday or weekend). In addition, the Defendants will not assert that: (i) a stockholder who is entitled to appraisal rights may not file a petition in the Court of Chancery of the State of Delaware demanding a determination of the value of the Shares held by all stockholders if such petition is not filed within 120 days of the effective date of the Merger as long as such petition is filed within 150 days of the effective date of the Merger; (ii) a stockholder may not withdraw such stockholder’s demand for appraisal and accept the terms offered by the Merger if such withdrawal is not made within 60 days of the effective date of the Merger; and (iii) a stockholder may not, upon written request, receive from the surviving corporation a statement setting forth the aggregate number of Shares not voted in favor of the Merger with respect to which demands for appraisal have been received and the aggregate number of holders of such appraisal Shares if such request is not made within 120 days of the effective date of the Merger as long as such request is made within 150 days of the effective date of the Merger.

4. Defendants will agree to extend the Expiration Date by five (5) business days. Notice of such extension shall be provided prior to the current Expiration Date.

5. Without admitting any of Plaintiffs’ allegations, Defendants agree and acknowledge that the efforts of counsel for Plaintiffs in the Actions were the sole cause of the actions described in paragraphs 1-4 above.

6. Defendants will provide Plaintiffs’ Counsel with reasonable confirmatory discovery to confirm the fairness and adequacy of the Settlement, which will consist of production to Plaintiffs’ Counsel of certain documents relevant to the Merger that were not produced in the context of the discovery process described above (“Confirmatory Discovery”).

7. The parties to the Actions will use their best efforts to agree upon, execute and present to the Court as promptly as is practicable a formal stipulation of settlement (“Stipulation”) and such other documents as may be necessary and appropriate to obtain the prompt approval by the Court of the Settlement and the dismissal with prejudice of Actions in the manner contemplated herein and by the Stipulation.

8. Plaintiffs acknowledge that Defendants may make amendments or modifications to the Merger prior to the effective date of the Merger to facilitate the consummation of the Merger. Plaintiffs agree that they will not challenge or object to any such amendments or modifications so long as they are not inconsistent with the material terms of the Settlement set forth in this Memorandum or the Stipulation.

9. Pending the negotiation and execution of the Stipulation and Final Approval of the Settlement by the Court (as defined below), Plaintiffs agree to stay their respective proceedings in the Rogers County, Tulsa County and Delaware Actions, to remove or withdraw any pending requests for interior relief (including, but not limited to, the injunction motions in the Actions) and to not initiate any and all other proceedings other than those incident to the Settlement itself, including for Confirmatory Discovery. Plaintiffs also agree to use their best efforts to prevent, stay or seek dismissal of or oppose entry of any interim or final relief in favor of any member of the Settlement Class (as defined below) in any other litigation against any of the parties to this Memorandum that challenges the Settlement or the Merger (including any transaction contemplated thereby) or that otherwise involves, directly or indirectly, a Released Claim (as defined below).

10. The Stipulation will provide for the following, among other things:

(a) the conditional certification, for purposes of this Settlement, of the Rogers County Action as a class action pursuant to 12 Okl. St. §2023 on behalf of a class consisting of all record and beneficial holders of NGA common stock at any time from April 1, 2010 through and including the date of the closing of the Merger (the “Settlement Class Period”), including any and all of their respective successors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns, transferees or affiliates, immediate and remote, and any person or entity acting for or on behalf of, or claiming under, any of them and each of them (the “Settlement Class”). Excluded from the Settlement Class are each of the Defendants, members of the immediate family of any Individual Defendant, any entity in which a Defendant has or had a controlling interest, the officers and directors of NGA and AZZ, and any of their legal representatives, heirs, successors or assigns. Also excluded from the Settlement Class are those Settlement Class Members who timely and validly exclude themselves from the Settlement Class in accordance with any requirements set forth in the Notice of Pendency and Settlement of Class Actions to be sent to Settlement Class Members;

(b) for the full and complete discharge, dismissal with prejudice on the merits, release and settlement of and a permanent injunction barring, any and all manner of claims, demands, rights, liabilities, losses, obligations, duties, damages, costs, debts, expenses, interest, penalties, sanctions, fees, attorneys’ fees, actions, potential actions, causes of action, suits, agreements, judgments, decrees, matters, issues and controversies of any kind, nature or description whatsoever, whether known or unknown, disclosed or undisclosed, accrued or unaccrued, apparent or not apparent, foreseen or unforeseen, matured or not matured, suspected or unsuspected, liquidated or not liquidated, fixed or contingent, including Unknown Claims (defined below), that Plaintiffs or any or all members of the Class ever had, now have, or may have, whether direct, derivative, individual, class, representative, legal, equitable or of any other type, or in any other capacity, against the Released Parties based upon their holding of RGA stock during the Settlement Class Period, and any of the actions, transactions, occurrences, statements, representations, misrepresentations, omissions, allegations, facts, practices, events, claims or any other matters, things or causes whatsoever, or any series thereof, that were, could have been, or in the future can or might be alleged, asserted, set forth, claimed, embraced, involved, or referred to in, or related to, directly or indirectly, the Actions or the subject matter of the Actions in any court, tribunal, forum or proceeding, including, without limitation, any and all claims which are based upon, arise out of, relate in any way to, or involve, directly or indirectly, (i) the Merger, the Tender Offer, or the Merger Agreement, (ii) any deliberations or negotiations in connection with the Merger, the Tender Offer, or the Merger Agreement, including the process of deliberation or negotiation by each of the parties to the Merger Agreement and related agreements and documents and any of their respective officers, directors or advisors, (iii) the consideration received by Class members in connection with the Tender Offer and Merger, (iv) the Offer to Purchase, Schedule 14D-9 and Notice of Merger and Appraisal Rights (and any amendments thereto) filed or to be filed with the SEC, or any other disclosures, public filings, periodic reports, press releases, proxy statements or other statements issued, made available or filed relating, directly or indirectly, to the Merger, the Tender Offer, or the Merger Agreement, including claims under the federal securities laws within the exclusive jurisdiction of the federal courts, (v) any fiduciary obligations of the Released Parties in connection with the Merger, the Tender Offer, or the Merger Agreement, (vi) other than as provided in this MOU, the fees, expenses or costs incurred in prosecuting, defending, or settling the Actions, or (vii) any of the allegations in any complaint or amendment(s) thereto filed in the Actions (collectively, the “Released Claims”); provided, however, that the Released Claims shall not include the right to enforce this Stipulation or the Settlement or any properly perfected claims by NGA stockholders for statutory appraisal in connection with the Merger as provided for herein.;

(c) that “Released Parties” means each Defendant and their respective predecessors, successors-in-interest, parents, subsidiaries, affiliates, representatives, agents, employees, trusts, trustees, executors, estates, administrators, beneficiaries, personal or legal representatives and distributees, heirs, spouses, marital communities, family members, assigns or transferees and any person or entity acting for or on behalf of any of them and each of them, and each of their predecessors, successors-in-interest, parents, subsidiaries, affiliates, representatives, agents, trusts, trustees, executors, estates, administrators, beneficiaries, personal or legal representatives and distributees, heirs, spouses, marital communities, family members, assigns or transferees and any person or entity acting for or on behalf of any of them and each of them (including, without limitation, any investment bankers, accountants, insurers, reinsurers or attorneys and any past, present or future officers, directors and employees of any of them);

(d) that “Unknown Claims” means any claim that a party granting a release or any member of the Settlement Class does not know or suspect exists in his, her or its favor at the time of the release of the Released Claims as against the Released Parties, including, without limitation, those that, if known, might have affected the decision to enter into the Settlement. With respect to any of the Released Claims, the parties to this Memorandum stipulate and agree that upon Final Approval of the Settlement, Plaintiffs shall expressly, and each member of the Settlement Class shall be deemed to have, and by operation of the final order and judgment by the Court shall have, expressly waived, relinquished and released any and all provisions, rights and benefits conferred by or under Cal. Civ. Code § 1542 or any law of the United States or any state of the United States or territory of the United States or principle of common law, which is similar, comparable or equivalent to Cal. Civ. Code § 1542, which provides: “A general release does not extend to claims which the creditor does not know or suspect exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his settlement with the debtor.” The Plaintiffs and other undersigned parties acknowledge, and the members of the Settlement Class by operation of law shall be deemed to have acknowledged, that they may discover facts in addition to or different from those now known or believed to be true with respect to the Released Claims, but that it is the intention of the Plaintiffs, and by operation of law the members of the Settlement Class, to completely, fully, finally and forever extinguish any and all Released Claims, known or unknown, suspected or unsuspected, that now exist, heretofore existed or that may hereafter exist, and without regard to the subsequent discovery of additional or different facts. Plaintiffs acknowledge, and the members of the Settlement Class by operation of law shall be deemed to have acknowledged, that the inclusion of “Unknown Claims” in the definition of “Released Claims” was separately bargained for and was a key element of the Settlement and was relied upon by each and all of the Defendants in entering into the Stipulation;

(e) that Defendants and the Released Parties release Plaintiffs, members of the Settlement Class and their counsel, from all claims arising out of the instituting, prosecution, settlement or resolution of the Actions, provided however, that the Defendants and Released Parties shall retain the right to enforce in the Court the terms of the Settlement;

(f) that Defendants each deny, and continue to deny, that they have committed, attempted to commit, or aided and abetted the commission of, any violation of law or engaged in any of the wrongful acts alleged in the complaints, and expressly maintain that they have diligently and scrupulously complied with their fiduciary duties and other legal duties and are entering into the Memorandum solely to eliminate the burden and expense of continued litigation. Notwithstanding their belief that the allegations are without merit, in order to eliminate the litigation burden and expense, the Defendants have determined that the claims against them be settled on the terms reflected in this Memorandum, and NGA has agreed to make the additional disclosures set forth in the Supplemental 14D-9 without agreeing that any of such disclosures are material and despite denying that the previous disclosures were inadequate.

(g) that the Settlement is conditioned upon completion of the Tender Offer and Merger, including any amendments thereto;

(h) that in the event the Settlement does not become final for any reason, Defendants reserve the right to oppose certification of any class in future proceedings; and

(i) for entry of a judgment dismissing the Rogers County Action with prejudice and, except as set forth in paragraph 11 herein, without costs to any party;

(j) that plaintiffs in the Tulsa County Action and the Delaware Action shall obtain voluntary dismissal of the Tulsa County Action and the Delaware Action with prejudice following the entry of the judgment dismissing the Rogers County Action with prejudice as set forth above and herein without payment of costs or attorneys’ fees to any party except as provided for herein;

(k) that subject to the Order of the Court, pending final determination of whether the Settlement should be approved, Plaintiffs and all members of the Settlement Class, and any of them, are barred and enjoined from commencing, prosecuting, instigating or in any way participating in the commencement or prosecution of any action asserting any Released Claims, either directly, representatively, derivatively or in any other capacity, against any Released Party;

(l) the parties’ obligation to use their best efforts to obtain prompt court approval of the Settlement and the dismissal with prejudice of the Actions;

(m) NGA’s or the surviving corporation’s obligation to pay only those costs, fees or expenses of Plaintiffs’ counsel that may be awarded or approved by the Court in connection with the Actions, subject to the limitations set forth in paragraph 18 below. This shall be the sole application for fees, costs, expenses, or any reimbursement in connection with the Actions; and

(n) the requirement that the parties to the Actions present the Settlement to the Court for hearing and preliminary approval as soon as practicable and, following appropriate notice to members of the Class, use their best efforts to obtain final Court approval of the Settlement.

11. This Memorandum shall be null and void and of no force and effect, unless otherwise agreed to by the parties pursuant to the terms hereof, if: Final Approval of Settlement is not obtained for any reason; Plaintiffs reasonably conclude, after obtaining any Confirmatory Discovery requested and agreed upon, that the Settlement memorialized herein is not fair, adequate, and in the best interests of the Settlement Class; or the Merger, including any amendment thereto, is not concluded for any other reason. In the event any party withdraws from the Settlement pursuant to this paragraph, this Memorandum shall not be deemed to prejudice in any way the respective positions of the parties with respect to the Actions and shall not be admissible in evidence except to enforce its terms.

12. If any action is filed in state or federal court asserting claims that are related to the subject matter of the Actions prior to Final Approval of Settlement, Plaintiffs shall cooperate with the Defendants in obtaining the dismissal or withdrawal of such related litigation, including where appropriate joining in any motion to dismiss such litigation.

13. This Memorandum will be executed by counsel for the parties to the Actions, each of whom represents and warrants that they have the authority from their client(s) to enter into this Memorandum and bind their clients thereto, that Plaintiffs are the only holders and owners of the claims and causes of action asserted in the Actions, and that none of Plaintiffs claims or causes of action referred to in any complaint in the Actions or this Memorandum have been assigned, encumbered or in any manner transferred in whole or in part.

14. This Memorandum, the Stipulation and the Settlement shall be governed by and construed in accordance with the laws of the State of Oklahoma, without regard to Oklahoma’s principles governing choice of law. The parties to this Memorandum agree that any dispute arising out of or relating in any way to the enforcement or interpretation of this

Memorandum, the Stipulation or the Settlement shall not be litigated or otherwise pursued in any forum or venue other than the Court, and the parties to this Memorandum expressly waive any right to demand a jury trial as to any such dispute.

15. This Memorandum may be modified or amended only by a writing, signed by all of the signatories hereto, that refers specifically to this Memorandum.

16. The provisions contained in this Memorandum shall not be deemed a presumption, concession or admission by any Defendant of any fault, liability or wrongdoing as to any facts or claims that have been or might be alleged or asserted in the Actions, or any other action or proceeding that has been, will be or could be brought, and shall not be interpreted, construed, deemed, invoked, offered or received in evidence or otherwise used by any person in the Actions, or in any other action or proceeding, whether civil, criminal or administrative, for any purpose other than as provided expressly herein.

17. This Memorandum shall be binding upon and inure to the benefit of the clients of the undersigned, which clients are parties to this Memorandum and their respective agents, executors, heirs, successors and assigns.

18. Subject to the terms and conditions of this Memorandum, the terms and conditions of the Stipulation contemplated hereby and subject to final approval of the Settlement and such fees by the Court, and provided the Tender Offer and Merger are consummated, AZZ or its successor, on behalf of itself and for the benefit of the other Defendants, agrees to pay Plaintiffs’ Counsel in the Actions their fees and expenses in the amount of $500,000, subject to Court approval. Any failure by the Court to approve the full amount of such fees and expenses in whole or in part shall not affect the validity of the Settlement. AZZ or its successor shall pay or cause to be paid the fees and expenses awarded by the Court to Plaintiffs’ Counsel within ten (10) business days of the latest date on which a final order has been entered (i) approving the Settlement (including the Releases as provided in paragraph 10(b) above); (ii) awarding attorneys’ fees and expenses; and (iii) dismissing with prejudice the Action, but not earlier than consummation of the Merger as provided herein. In the event that such order is reversed or modified on appeal, Plaintiffs’ Counsel shall refund to Defendants the advanced amount and all interest accrued or accumulated thereon. Plaintiffs’ Counsel shall not seek attorneys’ fees and expenses as to any of the actions other than as provided for in this paragraph and none of them shall make any application for an award of fees or expenses in the Tulsa County Action or the Delaware Action. The Released Parties shall bear no other expenses, costs, damages, or fees alleged or incurred by the Plaintiffs, by any member of the Settlement Class or by any of their attorneys, experts, advisors, agents, representatives or affiliates.

19. No fees or expenses shall be paid to Plaintiffs’ Counsel in the absence of approval by the Court of a complete release of all Released Parties. This paragraph shall be immediately binding on the parties to this Memorandum.

20. The parties to the Rogers County Action shall present the settlement to the Court for hearing and preliminary approval as soon as reasonably practicable and, following appropriate notice to members of the Settlement Class, use their best efforts to obtain Final Approval of the Settlement.

21. Defendants shall be responsible for providing notice of the Settlement to the members of the Settlement Class. Defendants shall pay all reasonable costs and expenses incurred in providing notice of the Settlement to the members of the Settlement Class, with the understanding that notice shall be effected by mail unless otherwise provided by law.

22. This Settlement (including the payment of any attorneys fees and expenses awarded by the Court to Plaintiff’s Counsel) is conditioned upon the fulfillment of each of the following:

(a) The consummation of the Tender Offer and the Merger substantially in accordance with the terms and conditions set out in the Merger Agreement and provided herein.

(b) The Court’s certification of the Settlement Class pursuant to 12 Okl. St. §2023;

(c) The dismissal with prejudice of the Rogers County Action without the award of any damages, costs, fees or the grant of any further relief except for an award of fees and expenses the Court may make in accordance with paragraph 18 of this Memorandum;

(d) The entry of a final judgment in the Rogers County Action approving the settlement and providing for the dismissal with prejudice of the Rogers County Action and approving the grant of a release by the Settlement Class to the Released Parties of the Released Claims;

(e) The inclusion in the final judgment of a provision enjoining all members of the Settlement Class from asserting any of the Released Claims;

(f) The plaintiffs in the Tulsa County and Delaware Actions obtaining voluntary dismissal with prejudice, without right of appeal, of the Tulsa County and Delaware Actions, without any request for attorneys’ fees or costs in those actions, within five (5) business days of Final Approval of the Settlement, and approval by the Tulsa County and Delaware courts of the voluntary dismissal of the Tulsa County and Delaware Actions with prejudice;

(g) Such final judgment and dismissal of the Actions being finally affirmed on appeal or not being subject to appeal (or further appeal) by lapse of time or otherwise; and

(h) The parties’ obligations to use their best efforts to obtain Court approval of the Settlement and a dismissal with prejudice of the Actions.

23. The “Effective Date” of the settlement of the Actions shall be the date on which the Order of the Court approving the settlement of the Rogers County Action becomes final and no longer subject to further appeal or review, whether by exhaustion of any possible appeal, writ of certiorari, lapse of time or otherwise.

24. This Memorandum may be executed in any number of actual or telecopied counterparts and by each of the different parties on several counterparts, each of which when so executed and delivered will be an original. The executed signature page(s) from each actual or telecopied counterpart may be joined together and attached and will constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Memorandum effective as of the date set forth below.

DATED: June 7, 2010	ROBBINS GELLER RUDMAN & DOWD LLP
RANDALL J. BARON
A. RICK ATWOOD, JR.
DAVID T. WISSBROECKER

/s/ David T. Wissbroecker
DAVID T. WISSBROECKER

655 West Broadway, Suite 1900

San Diego, CA 92101

Telephone: 619/231-1058

619/231-7423 (fax)

TAYLOR, BURRAGE, FOSTER, MALLETT,

DOWNS & RAMSEY, P.C.

STRATTON TAYLOR (OBA #10142)

400 West Fourth Street

Claremore, OK 74018

Telephone: 918/343-4100

918/343-4900 (fax)

Attorneys for Plaintiff Barbara Gibbs

DATED: June 7, 2010	RIGRODSKY & LONG, P.A.
SETH D. RIGRODSKY
BRIAN D. LONG

/s/ Brian D. Long
BRIAN D. LONG

919 North Market Street

Suite 980

Wilmington, De 19801

Telephone: 302/295-5310

302,654-7530 (Fax)

Attorneys for the Delaware Plaintiffs

DATED: June 7, 2010	CARNEY WILLIAMS BATES BOZEMAN & PULLIAM PLLC RANDALL K. PULLIAM

/s/ Randall K. Pulliam
RANDALL K. PULLIAM

Little Rock, AR

11311 Arcade Drive, Suite 200

Little Rock, AR 72212

Telephone: 501/312-8500

501/312-8505 (fax)

Attorneys for Richard Devivo

DATED: June 7, 2010	HARWOOD FEFFER LLP ROBERT I. HARWOOD JAMES G. FLYNN PETER W. OVERS, JR.

/s/ Peter W. Overs, Jr.
PETER W. OVERS, JR.

488 Madison Avenue, 8th Floor

New York, NY 10022

Telephone: 212/935-7400

212/753-3630 (fax)

GLANCY BINKOW & GOLDBERG LLP

1430 Broadway, Suite 1603

New York, NY 10018

Telephone: 212/382-2221

212/382-3944 (fax)

Attorneys for the Delaware Plaintiffs

DATED: June 7, 2010	CONNER & WINTERS R. RICHARD LOVE, III

/s/ R. Richard Love, III
R. RICHARD LOVE, III

4000 One Williams Center

Tulsa, OK 74172

Telephone: 918/586-5679

918/586-8679 (fax)

Attorneys for Defendant AZZ Incorporated

DATED: June 7, 2010	HALL, ESTILL, HARDWICK, GABLE, GOLDEN & NELSON GRAYDON DEAN LUTHEY, JR. JAMES M. REED

/s/ Graydon Dean Luthey, Jr.
GRAYDON DEAN LUTHEY, JR.

320 South Boston Avenue, Suite 200

Tulsa, OK 74103-3706

Telephone: 918/594-0400

918/594-0505 (fax)

Attorneys for Defendants North American Galvanizing and Coatings, Inc. and the Individual Defendants